FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of July 31, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓  Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2024 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2024 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, July 31, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2024 in comparison with its results for the quarter ended June 30, 2023.

Summary of 2024 Second Quarter Results

(Comparison with first quarter of 2024 and second quarter of 2023)

	2Q 2024	1Q 2024		2Q 2023
Net sales ($ million)	3,322	3,442	(3%)	4,075	(18%)
Operating income ($ million)	512	812	(37%)	1,278	(60%)
Net income ($ million)	348	750	(54%)	1,136	(69%)
Shareholders’ net income ($ million)	335	737	(55%)	1,123	(70%)
Earnings per ADS ($)	0.59	1.27	(54%)	1.90	(69%)
Earnings per share ($)	0.29	0.64	(54%)	0.95	(69%)
EBITDA* ($ million)	650	987	(34%)	1,409	(54%)
EBITDA margin (% of net sales)	19.6%	28.7%		34.6%

*EBITDA in 2Q 2024 includes a $171 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas. If this charge was not included EBITDA would have amounted to $821 million, or 24.7% of sales. For more information, see note 18 “Contingencies, commitments and restrictions to the distribution of profits - CSN claims relating to the January 2012 acquisition of Usiminas” included in the company’s Consolidated Condensed Interim Financial Statements as of June 30, 2024.

Net sales in the second quarter were more resilient than expected with shipments remaining at a high level in the Middle East, the United States and in offshore regions, while average selling prices benefited from a favorable mix of products. Margins, however, were affected by the ongoing decline in OCTG prices in the Americas, and net income was affected by an extraordinary provision recorded in other operating income and expenses.

During the quarter, our free cash flow amounted to $774 million and, after spending $459 million on dividends and $492 million on share buybacks, our positive net cash position amounted to $3.8 billion at June 30, 2024.

Market Background and Outlook

The outlook for oil demand and supply remains solid even if the announced rollback of OPEC+ voluntary production cuts has introduced some uncertainty.

OCTG imports into the United States have remained high through the year, while oil and gas drilling activity is being affected by ongoing industry consolidation, low natural gas prices and high financing costs for smaller operators. OCTG inventories have risen and prices continue to fall.

Political and economic volatility is affecting drilling activity in Mexico and Argentina, and there are delays in defining the pipeline infrastructure investment required to further develop the prolific Vaca Muerta shale.

In the rest of the world, demand from offshore developments and for gas drilling associated with LNG projects remains supportive going into 2025.

In the third quarter, our sales and EBITDA will be affected by lower activity in the United States and Latin America and the extended decline in OCTG prices in the Americas. As anticipated, we will have maintenance stoppages at many of our mills, including the installation of a new furnace at our Siderca steel shop.

Considering this environment, we are acting to reduce costs, increase competitiveness and align our industrial system.

Analysis of 2024 Second Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	2Q 2024	1Q 2024		2Q 2023
Seamless	805	777	4%	844	(5%)
Welded	228	269	(15%)	255	(11%)
Total	1,033	1,046	(1%)	1,099	(6%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	2Q 2024	1Q 2024		2Q 2023
(Net sales - $ million)
North America	1,410	1,488	(5%)	2,142	(34%)
South America	582	614	(5%)	893	(35%)
Europe	267	226	18%	270	(1%)
Asia Pacific, Middle East and Africa	810	804	1%	612	32%
Total net sales ($ million)	3,069	3,132	(2%)	3,918	(22%)
Operating income ($ million)	449	769	(42%)	1,251	(64%)
Operating margin (% of sales)	14.6%	24.6%		31.9%

Net sales of tubular products and services decreased 2% sequentially and 22% year on year. Although on a sequential basis total volumes sold decreased 1%, seamless volumes increased 4%. Average selling prices decreased 1% as a favorable product mix offset price declines in the Americas. In North America lower prices throughout the region were partially offset by higher offshore sales in the Gulf of Mexico. In South America we had lower OCTG prices in Argentina and Colombia and lower sales in the Caribbean. In Asia Pacific, Middle East and Africa continued high level of sales in Saudi Arabia and the UAE and a resumption of sales in Kuwait were offset by lower sales in Algeria and Iraq and offshore line pipe.

Operating results from tubular products and services amounted to a gain of $449 million in the second quarter of 2024 compared to a gain of $769 million in the previous quarter and $1,251 million in the second quarter of 2023. Our Tubes operating income in 2Q 2024 includes a $171 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas. On the other hand, operating income of the quarter includes a gain amounting to $14 million from a positive legal claim resolution in Mexico.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	2Q 2024	1Q 2024		2Q 2023
Net sales ($ million)	253	310	(18%)	157	61%
Operating income ($ million)	62	42	47%	27	129%
Operating margin (% of sales)	24.7%	13.7%		17.3%

Net sales of other products and services decreased 18% sequentially and increased 61% year on year. Sequentially, sales declined mainly due to a decline in coating sales following the conclusion of certain projects, partially offset by higher sales of coiled tubing and oil services in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $497 million, or 15.0% of net sales, in the second quarter of 2024, compared to $508 million, 14.8% in the previous quarter and $529 million, 13.0% in the second quarter of 2023. Sequentially, the decline in SG&A is mainly due to a $30 million reduction in depreciation and amortization following the final valuation of the recently acquired coating assets, partially offset by an increase in services and fees, taxes and other.

Other operating results amounted to a loss of $170 million in the second quarter of 2024, compared to a gain of $12 million in the previous quarter and a $1 million loss in the second quarter of 2023. In the second quarter of 2024 we recorded a $171 million loss from provision for ongoing litigation related to the acquisition of a participation in Usiminas. For more information, see note 18 “Contingencies, commitments and restrictions to the distribution of profits - CSN claims relating to the January 2012 acquisition of Usiminas” included in the company’s Consolidated Condensed Interim Financial Statements as of June 30, 2024.

Financial results amounted to a gain of $57 million in the second quarter of 2024, compared to a loss of $25 million in the previous quarter and a gain of $40 million in the second quarter of 2023. Financial result of the quarter is mainly attributable to a $53 million net finance income from the net return of our portfolio investments.

Equity in (losses) earnings of non-consolidated companies generated a loss of $83 million in the second quarter of 2024, compared to a gain of $48 million in the previous quarter and $96 million in the second quarter of 2023. These results are mainly derived from our participation in Ternium (NYSE:TX). The quarter includes an $83 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas on our investment in Ternium. For more information, see note 18 “Contingencies, commitments and restrictions to the distribution of profits - CSN claims relating to the January 2012 acquisition of Usiminas” included in the company’s Consolidated Condensed Interim Financial Statements as of June 30, 2024.

Income tax charge amounted to $138 million in the second quarter of 2024, compared to $85 million in the previous quarter and $278 million in the second quarter of 2023. Despite lower income before tax, the tax charge of the quarter was sequentially higher basically due to the impact of the foreign exchange devaluation in Mexico mainly on the fiscal values of fixed assets and inventory.

Cash Flow and Liquidity of 2024 Second Quarter

Net cash generated by operating activities during the second quarter of 2024 was $935 million, compared to $887 million in the previous quarter and $1.3 billion in the second quarter of 2023. During the second quarter of 2024 cash generated by operating activities includes a net working capital reduction of $285 million.

With capital expenditures of $161 million, our free cash flow amounted to $774 million during the quarter. After a dividend payment of $459 million in May 2024 and share buybacks of $492 million in the quarter, our net cash position amounted to $3.8 billion at June 30, 2024.

Analysis of 2024 First Half Results

	6M 2024	6M 2023	Increase/(Decrease)
Net sales ($ million)	6,763	8,216	(18%)
Operating income ($ million)	1,323	2,630	(50%)
Net income ($ million)	1,098	2,265	(52%)
Shareholders’ net income ($ million)	1,072	2,252	(52%)
Earnings per ADS ($)	1.87	3.81	(51%)
Earnings per share ($)	0.93	1.91	(51%)
EBITDA* ($ million)	1,637	2,886	(43%)
EBITDA margin (% of net sales)	24.2%	35.1%

*EBITDA in 6M 2024 includes a $171 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas. If this charge was not included EBITDA would have amounted to $1,808 million, or 26.7% of sales. For more information, see note 18 “Contingencies, commitments and restrictions to the distribution of profits - CSN claims relating to the January 2012 acquisition of Usiminas” included in the company’s Consolidated Condensed Interim Financial Statements as of June 30, 2024.

Our sales in the first half of 2024 decreased 18% compared to the first half of 2023 as volumes of tubular products shipped decreased 6% and tubes average selling prices decreased 16% while sales in the Others segment increased 74%. Following the decrease in sales, mainly due to the tubes average price decline, EBITDA margin declined from 35.1% to 24.2% and EBITDA declined 43%. EBITDA includes a $171 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas, included in other operating expenses. Additionally, related to the same case, net income includes an $83 million loss from our participation in Ternium.

Cash flow provided by operating activities amounted to $1.8 billion during the first half of 2024, including a reduction in working capital of $276 million. After capital expenditures of $333 million, our free cash flow amounted to $1.5 billion. Following a dividend payment of $459 million in May 2024 and share buybacks for $803 million in the semester, our positive net cash position amounted to $3.8 billion at the end of June 2024.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	6M 2024		6M 2023		Increase/(Decrease)
Tubes	6,200	92%	7,892	96%	(21%)
Others	563	8%	324	4%	74%
Total	6,763		8,216		(18%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	6M 2024	6M 2023	Increase/(Decrease)
Seamless	1,582	1,684	(6%)
Welded	496	538	(8%)
Total	2,078	2,222	(6%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	6M 2024	6M 2023	Increase/(Decrease)
(Net sales - $ million)
North America	2,896	4,371	(34%)
South America	1,196	1,868	(36%)
Europe	493	522	(6%)
Asia Pacific, Middle East and Africa	1,614	1,131	43%
Total net sales ($ million)	6,200	7,892	(21%)
Operating income ($ million)	1,219	2,563	(52%)
Operating margin (% of sales)	19.7%	32.5%

Net sales of tubular products and services decreased 21% to $6,200 million in the first half of 2024, compared to $7,892 million in the first half of 2023 due to a 6% decrease in volumes and a 16% decrease in average selling prices. Price declines were concentrated in the Americas, more so in North America, and were partially offset by increases in Europe and Asia Pacific, Middle East and Africa. Average drilling activity in the first half of 2024 decreased 14% in the United States and Canada and increased 3% internationally compared to the first half of 2023.

Operating results from tubular products and services amounted to a gain of $1,219 million in the first half of 2024 compared to $2,563 million in the first half of 2023. The decline in operating results is mainly due to the decline in average selling prices and the corresponding impact on margins. Additionally, in the first six months of 2024 our Tubes operating income includes a charge of $171 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas, included in other operating expenses. On the other hand, operating income in the first six months of 2024 includes gains amounting to $39 million from the positive resolutions of legal claims in Mexico and Brazil.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	6M 2024	6M 2023	Increase/(Decrease)
Net sales ($ million)	563	324	74%
Operating income ($ million)	105	67	57%
Operating margin (% of sales)	18.6%	20.6%

Net sales of other products and services increased 74% to $563 million in the first half of 2024, compared to $324 million in the first half of 2023. The increase in sales is almost entirely due to the consolidation of the coating business acquired at the end of 2023.

Operating results from other products and services amounted to a gain of $105 million in the first half of 2024, compared to $67 million in the first half of 2023. Results were mainly derived from our sucker rods business, our newly acquired coating business and our oilfield services business in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $1,005 million in the first half of 2024, representing 14.9% of sales, and $1,016 million in the first half of 2023, representing 12.4% of sales. SG&A expenses decreased 1% but increased as a percentage of sales due to the 18% decline in revenues, mainly due to lower Tubes average selling prices.

Other operating results amounted to a loss of $157 million in the first six months of 2024, compared to a gain of $4 million in the same period of 2023. In the first six months of 2024 we recorded a $171 million loss from provision for ongoing litigation related to the acquisition of a participation in Usiminas. For more information, see note 18 “Contingencies, commitments and restrictions to the distribution of profits - CSN claims relating to the January 2012 acquisition of Usiminas” included in the company’s Consolidated Condensed Interim Financial Statements as of June 30, 2024.

Financial results amounted to a gain of $32 million in the first half of 2024, compared to a gain of $60 million in the first half of 2023. While net finance income increased due to a higher net financial position, other financial results were negatively affected by a loss from the change in fair value of U.S. dollar denominated Argentine bonds, while foreign exchange results decreased in the first half of 2024 in respect to the first half of 2023.

Equity in (losses) earnings of non-consolidated companies generated a loss of $34 million in the first half of 2024, compared to a gain of $149 million in the first half of 2023. These results were mainly derived from our equity investment in Ternium (NYSE:TX) and in the first six months of 2024 were negatively affected by an $83 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas on our Ternium investment. For more information, see note 18 “Contingencies, commitments and restrictions to the distribution of profits - CSN claims relating to the January 2012 acquisition of Usiminas” included in the company’s Consolidated Condensed Interim Financial Statements as of June 30, 2024.

Income tax amounted to a charge of $223 million in the first half of 2024, compared to $574 million in the first half of 2023. The lower income tax charge reflects the reduction in results at several subsidiaries.

Cash Flow and Liquidity of 2024 First Half

Net cash provided by operating activities during the first half of 2024 amounted to $1.8 billion (including a reduction in working capital of $276 million), compared to cash provided by operations of $2.3 billion (net of an increase in working capital of $167 million) in the first half of 2023.

Capital expenditures amounted to $333 million in the first half of 2024, compared to $282 million in the first half of 2023. Free cash flow amounted to $1.5 billion in the first half of 2024, compared to $2.0 billion in the first half of 2023.

Following a dividend payment of $459 million in May 2024 and share buybacks of $803 million in the semester, our positive net cash position amounted to $3.8 billion at the end of June 2024.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2024 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.luxse.com and from Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1159 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 1, 2024, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/4zc56376/

If you wish to participate in the Q&A session please register at the following link:

https://register.vevent.com/register/BI0ca8b4a4a2824e44a3cd3d84a000d571

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Net sales	3,321,677	4,074,913	6,763,221	8,216,094
Cost of sales	(2,143,614)	(2,267,164)	(4,277,666)	(4,574,943)
Gross profit	1,178,063	1,807,749	2,485,555	3,641,151
Selling, general and administrative expenses	(496,688)	(528,736)	(1,004,820)	(1,016,083)
Other operating income	9,461	5,443	25,485	12,356
Other operating expenses	(179,127)	(6,266)	(182,847)	(7,880)
Operating income	511,709	1,278,190	1,323,373	2,629,544
Finance Income	68,884	45,866	125,173	93,753
Finance Cost	(15,722)	(36,379)	(36,305)	(67,924)
Other financial results, net	4,021	30,074	(56,447)	34,551
Income before equity in earnings of non-consolidated companies and income tax	568,892	1,317,751	1,355,794	2,689,924
Equity in (losses) earnings of non-consolidated companies	(82,519)	95,921	(34,340)	148,927
Income before income tax	486,373	1,413,672	1,321,454	2,838,851
Income tax	(138,147)	(277,632)	(223,003)	(573,604)
Income for the period	348,226	1,136,040	1,098,451	2,265,247

Attributable to:
Shareholders' equity	335,186	1,123,029	1,072,166	2,251,656
Non-controlling interests	13,040	13,011	26,285	13,591
	348,226	1,136,040	1,098,451	2,265,247

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2024		At December 31, 2023
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,092,354		6,078,179
Intangible assets, net	1,351,706		1,377,110
Right-of-use assets, net	155,084		132,138
Investments in non-consolidated companies	1,537,730		1,608,804
Other investments	1,127,967		405,631
Deferred tax assets	820,274		789,615
Receivables, net	194,103	11,279,218	185,959	10,577,436
Current assets
Inventories, net	3,834,623		3,921,097
Receivables and prepayments, net	231,223		228,819
Current tax assets	261,642		256,401
Trade receivables, net	2,185,425		2,480,889
Derivative financial instruments	4,989		9,801
Other investments	2,452,375		1,969,631
Cash and cash equivalents	850,236	9,820,513	1,637,821	10,504,459
Total assets		21,099,731		21,081,895
EQUITY
Shareholders' equity		16,708,130		16,842,972
Non-controlling interests		208,569		187,465
Total equity		16,916,699		17,030,437
LIABILITIES
Non-current liabilities
Borrowings	21,386		48,304
Lease liabilities	108,811		96,598
Derivative financial instruments	-		255
Deferred tax liabilities	495,368		631,605
Other liabilities	301,166		271,268
Provisions	96,614	1,023,345	101,453	1,149,483
Current liabilities
Borrowings	559,517		535,133
Lease liabilities	47,542		37,835
Derivative financial instruments	5,776		10,895
Current tax liabilities	381,159		488,277
Other liabilities	640,584		422,645
Provisions	206,498		35,959
Customer advances	298,158		263,664
Trade payables	1,020,453	3,159,687	1,107,567	2,901,975
Total liabilities		4,183,032		4,051,458
Total equity and liabilities		21,099,731		21,081,895

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
	Unaudited		Unaudited
Cash flows from operating activities
Income for the period	348,226	1,136,040	1,098,451	2,265,247
Adjustments for:
Depreciation and amortization	138,509	130,581	313,951	256,034
Bargain purchase gain	(2,211)	-	(2,211)	-
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	170,610	-	170,610	-
Income tax accruals less payments	(84,340)	(131,682)	(113,562)	57,174
Equity in (losses) earnings of non-consolidated companies	82,519	(95,921)	34,340	(148,927)
Interest accruals less payments, net	(14,573)	(18,240)	(2,635)	(21,940)
Changes in provisions	(6,277)	31,976	(4,732)	39,933
Changes in working capital	285,066	293,795	275,518	(166,762)
Others, including net foreign exchange	17,672	(4,915)	52,448	(18,355)
Net cash provided by operating activities	935,201	1,341,634	1,822,178	2,262,404

Cash flows from investing activities
Capital expenditures	(161,318)	(165,161)	(333,415)	(282,249)
Changes in advances to suppliers of property, plant and equipment	(13,467)	2,211	(10,515)	2,244
Acquisition of subsidiaries, net of cash acquired	25,946	(4,108)	25,946	(4,108)
Loan to joint ventures	(1,391)	(1,235)	(2,745)	(1,235)
Proceeds from disposal of property, plant and equipment and intangible assets	723	3,579	6,135	8,375
Dividends received from non-consolidated companies	53,136	43,513	53,136	43,513
Changes in investments in securities	(277,085)	(896,993)	(1,036,752)	(1,787,629)
Net cash used in investing activities	(373,456)	(1,018,194)	(1,298,210)	(2,021,089)

Cash flows from financing activities
Dividends paid	(458,556)	(401,383)	(458,556)	(401,383)
Dividends paid to non-controlling interest in subsidiaries	-	(17,437)	-	(17,437)
Changes in non-controlling interests	(5)	1,739	1,115	1,739
Acquisition of treasury shares	(492,322)	-	(803,386)	-
Payments of lease liabilities	(16,614)	(13,011)	(33,382)	(23,769)
Proceeds from borrowings	365,149	472,764	1,195,096	1,032,038
Repayments of borrowings	(418,521)	(463,195)	(1,172,599)	(1,143,087)
Net cash used in financing activities	(1,020,869)	(420,523)	(1,271,712)	(551,899)

Decrease in cash and cash equivalents	(459,124)	(97,083)	(747,744)	(310,584)
Movement in cash and cash equivalents
At the beginning of the period	1,323,056	861,414	1,616,597	1,091,433
Effect of exchange rate changes	(15,237)	(9,060)	(20,158)	(25,578)
Decrease in cash and cash equivalents	(459,124)	(97,083)	(747,744)	(310,584)
	848,695	755,271	848,695	755,271

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
Income for the period	348,226	1,136,040	1,098,451	2,265,247
Income tax charge	138,147	277,632	223,003	573,604
Equity in (losses) earnings of non-consolidated companies	82,519	(95,921)	34,340	(148,927)
Financial Results	(57,183)	(39,561)	(32,421)	(60,380)
Depreciation and amortization	138,509	130,581	313,951	256,034
EBITDA	650,218	1,408,771	1,637,324	2,885,578

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
Net cash provided by operating activities	935,201	1,341,633	1,822,178	2,262,404
Capital expenditures	(161,318)	(165,161)	(333,415)	(282,249)
Free cash flow	773,883	1,176,472	1,488,763	1,980,155

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2024	2023
Cash and cash equivalents	850,236	755,305
Other current investments	2,452,375	1,849,978
Non-current investments	1,120,834	367,105
Derivatives hedging borrowings and investments	-	7,901
Current borrowings	(559,517)	(642,294)
Non-current borrowings	(21,386)	(50,997)
Net cash / (debt)	3,842,542	2,286,998

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2024	2023
Inventories	3,834,623	3,884,364
Trade receivables	2,185,425	2,597,353
Customer advances	(298,158)	(100,596)
Trade payables	(1,020,453)	(1,020,156)
Operating working capital	4,701,437	5,360,965
Annualized quarterly sales	13,286,708	16,299,652
Operating working capital days	129	120